UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: July 28, 2026
ARRIVED HOMES 4, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	93-2644213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer's telephone number)

www.arrived.com
(Issuer's website)

Arrived Series Breckenridge; Arrived Series Tyner; Arrived Series Cordelia; Arrived Series Allen; Arrived Series Sanford; Arrived Series Dan; Arrived Series Resolana; Arrived Series Westgate; Arrived Series Monterey; Arrived Series Gerald; Arrived Series Mystic; Arrived Series Nicole; Arrived Series Harold; Arrived Series Sandridge; Arrived Series Sullivan; Arrived Series Wendell; Arrived Series Wizard; Arrived Series Arnold; Arrived Series Cole; Arrived Series Annadale; Arrived Series Flintwood; Arrived Series Commodore; Arrived Series Cher; Arrived Series Sachi; Arrived Series Satjanon; Arrived Series Bristol; Arrived Series Westbury; Arrived Series Sonny; Arrived Series Arcola; Arrived Series Holly; Arrived Series Gentry; Arrived Series Cranberry; Arrived Series Troxler; Arrived Series Shawnee; Arrived Series Olivia; Arrived Series Prakash; Arrived Series Lendrum; Arrived Series Funderburk; Arrived Series Kern; Arrived Series Humphreys; Arrived Series Jasmine; Arrived Series Rose; Arrived Series Skitt; Arrived Series 500; Arrived Series Chesterfield; Arrived Series Brownster; Arrived Series Joyce; Arrived Series Jennie; Arrived Series Rattler; Arrived Series Savannah; Arrived Series Travis; Arrived Series Hutchins; Arrived Series Kimble; Arrived Series Hawthorn; Arrived Series Garnet; Arrived Series Moraine; Arrived Series Lavon; Arrived Series Ruby; Arrived Series Zube; Arrived Series Aurora; Arrived Series Ruthie

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

Net Asset Value as of July 25, 2026

As of 8:00 AM Eastern Time, Saturday, July 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about October 25, 2026.

Series	NAV Per Interest
Allen	$10.27
Annadale	$9.79
Arcola	$9.68
Arnold	$10.00
Breckenridge	$10.51
Bristol	$10.24
Cher	$10.68
Cole	$10.13
Commodore	$9.81
Cordelia	$9.97
Cranberry	$10.07
Dan	$9.71
Flintwood	$10.07
Gentry	$9.87
Gerald	$9.61
Harold	$9.84
Holly	$10.20
Monterey	$10.39
Mystic	$9.41
Nicole	$10.00
Resolana	$10.13
Sachi	$9.82
Sandridge	$10.02
Sanford	$9.35
Satjanon	$9.65
Shawnee	$9.51
Sonny	$10.75
Sullivan	$9.73
Troxler	$9.63
Tyner	$9.27
Wendell	$10.05
Westbury	$9.76
Westgate	$9.77
Wizard	$9.81

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Allen	Annadale	Arcola	Arnold	Breckenridge	Bristol	Cher
ASSETS
Current assets:
Cash	$12,174	$21,263	$17,348	$14,165	$19,232	$21,075	$19,730
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(1,869)	3,870	6,215	4,693	7,005	5,901	986
Property and equipment, net	287,990	337,327	294,011	298,967	354,956	337,860	278,534
Total assets	$298,295	$362,461	$317,574	$317,825	$381,193	$364,836	$299,250

LIABILITIES
Current liabilities:
Accrued expenses	$2,032	$1,803	$2,420	$2,179	$2,348	$2,267	$1,360
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,913	3,804	2,912	3,696	5,231	3,671	2,913
Tenant deposits	-	2,095	4,190	2,595	4,543	3,843	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$5,945	$7,702	$9,523	$8,470	$12,121	$9,781	$4,274

MEMBERS' EQUITY (DEFICIT)
Members' capital	301,199	364,754	318,954	310,550	369,536	361,061	301,907
Accumulated deficit	(8,849)	(9,995)	(10,902)	(1,196)	(464)	(6,006)	(6,931)
Total members' equity (deficit)	$292,350	$354,759	$308,052	$309,355	$369,072	$355,054	$294,976
Total liabilities and members' equity (deficit)	$298,295	$362,461	$317,574	$317,825	$381,193	$364,836	$299,250

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	292,350	354,759	308,052	309,355	369,072	355,054	294,976
Net adjustments to fair value	72,909	52,040	42,647	57,408	91,627	69,136	67,089
TOTAL NET ASSETS	$365,259	$406,799	$350,698	$366,763	$460,700	$424,190	$362,065
NET ASSET VALUE PER INTEREST	$10.27	$9.79	$9.68	$10.00	$10.51	$10.24	$10.68

	Cole	Commodore	Cordelia	Cranberry	Dan	Flintwood	Gentry
ASSETS
Current assets:
Cash	$14,810	$25,920	$15,116	$13,819	$36,353	$22,219	$19,650
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(3,167)	4,826	4,554	3,915	1,199	4,367	5,318
Property and equipment, net	283,528	373,202	335,813	306,388	261,908	351,484	329,985
Total assets	$295,171	$403,948	$355,483	$324,122	$299,460	$378,070	$354,953

LIABILITIES
Current liabilities:
Accrued expenses	$1,760	$4,195	$2,271	$1,727	$1,618	$3,033	$1,977
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,794	4,133	4,601	2,845	3,862	4,250	3,499
Tenant deposits	-	2,595	2,295	2,095	1,695	2,495	2,795
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$5,554	$10,923	$9,167	$6,667	$7,175	$9,778	$8,272

MEMBERS' EQUITY (DEFICIT)
Members' capital	296,024	401,798	356,172	329,419	305,951	374,459	353,751
Accumulated deficit	(6,407)	(8,773)	(9,855)	(11,964)	(13,665)	(6,167)	(7,070)
Total members' equity (deficit)	$289,617	$393,025	$346,317	$317,456	$292,286	$368,292	$346,681
Total liabilities and members' equity (deficit)	$295,171	$403,948	$355,483	$324,122	$299,460	$378,070	$354,953

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	289,617	393,025	346,317	317,456	292,286	368,292	346,681
Net adjustments to fair value	67,885	61,152	71,957	57,433	53,138	72,599	54,862
TOTAL NET ASSETS	$357,501	$454,178	$418,274	$374,889	$345,423	$440,891	$401,543
NET ASSET VALUE PER INTEREST	$10.13	$9.81	$9.97	$10.07	$9.71	$10.07	$9.87

	Gerald	Harold	Holly	Monterey	Mystic	Nicole	Resolana
ASSETS
Current assets:
Cash	$10,323	$17,343	$25,133	$16,129	$13,456	$12,468	$7,035
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(484)	3,958	4,585	3,380	4,428	4,587	4,923
Property and equipment, net	302,179	298,653	303,542	286,316	296,139	293,000	280,549
Total assets	$312,017	$319,954	$333,261	$305,826	$314,023	$310,055	$292,506

LIABILITIES
Current liabilities:
Accrued expenses	$1,819	$1,881	$2,637	$2,002	$2,459	$1,653	$2,420
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,295	3,579	3,017	3,877	3,707	3,696	3,770
Tenant deposits	-	2,250	2,195	1,750	2,195	2,345	2,145
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$5,114	$7,710	$7,850	$7,629	$8,361	$7,693	$8,334

MEMBERS' EQUITY (DEFICIT)
Members' capital	329,032	329,699	326,698	307,786	318,979	301,602	298,135
Accumulated deficit	(22,128)	(17,456)	(1,287)	(9,589)	(13,317)	759	(13,963)
Total members' equity (deficit)	$306,904	$312,243	$325,411	$298,197	$305,662	$302,361	$284,172
Total liabilities and members' equity (deficit)	$312,017	$319,954	$333,261	$305,826	$314,023	$310,055	$292,506

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	306,904	312,243	325,411	298,197	305,662	302,361	284,172
Net adjustments to fair value	50,370	52,429	55,361	76,566	39,364	61,027	70,552
TOTAL NET ASSETS	$357,273	$364,672	$380,772	$374,762	$345,026	$363,388	$354,724
NET ASSET VALUE PER INTEREST	$9.61	$9.84	$10.20	$10.39	$9.41	$10.00	$10.13

	Sachi	Sandridge	Sanford	Satjanon	Shawnee	Sonny	Sullivan
ASSETS
Current assets:
Cash	$13,256	$16,688	$7,215	$25,561	$23,097	$14,712	$25,644
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,083	5,987	3,822	4,653	4,096	3,700	(1,994)
Property and equipment, net	324,378	324,384	170,428	367,512	306,073	278,534	307,677
Total assets	$342,717	$347,059	$181,465	$397,725	$333,266	$296,945	$331,326

LIABILITIES
Current liabilities:
Accrued expenses	$2,009	$2,525	$2,698	$1,768	$2,056	$2,434	$1,927
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	9,169	4,241	2,577	3,365	2,859	2,920	4,101
Tenant deposits	2,295	3,743	1,995	2,495	2,195	1,895	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$13,473	$10,508	$7,270	$7,628	$7,110	$7,249	$6,029

MEMBERS' EQUITY (DEFICIT)
Members' capital	350,509	347,142	172,025	391,689	326,360	298,481	332,152
Accumulated deficit	(21,266)	(10,591)	2,169	(1,591)	(204)	(8,785)	(6,855)
Total members' equity (deficit)	$329,244	$336,551	$174,195	$390,097	$326,156	$289,696	$325,298
Total liabilities and members' equity (deficit)	$342,717	$347,059	$181,465	$397,725	$333,266	$296,945	$331,326

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	329,244	336,551	174,195	390,097	326,156	289,696	325,298
Net adjustments to fair value	62,338	66,644	26,584	39,282	29,762	74,928	51,429
TOTAL NET ASSETS	$391,582	$403,195	$200,779	$429,379	$355,918	$364,624	$376,727
NET ASSET VALUE PER INTEREST	$9.82	$10.02	$9.35	$9.65	$9.51	$10.75	$9.73

	Troxler	Tyner	Wendell	Westbury	Westgate	Wizard
ASSETS
Current assets:
Cash	$19,477	$13,214	$13,672	$10,960	$20,172	$18,376
Other receivables	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-
Deposits	4,595	6,234	4,003	3,823	4,860	5,070
Property and equipment, net	294,247	409,822	288,901	278,880	328,721	320,775
Total assets	$318,318	$429,270	$306,576	$293,663	$353,752	$344,222

LIABILITIES
Current liabilities:
Accrued expenses	$2,089	$1,526	$1,619	$2,414	$1,917	$1,764
Accounts payable	-	-	-	-	-	-
Due to (from) related parties	2,935	5,875	3,359	3,065	4,294	3,839
Tenant deposits	2,445	3,693	2,245	2,045	2,795	2,795
Note payable, related party	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-
Total liabilities	$7,469	$11,094	$7,223	$7,524	$9,007	$8,397

MEMBERS' EQUITY (DEFICIT)
Members' capital	314,837	424,580	303,138	301,699	348,304	338,932
Accumulated deficit	(3,988)	(6,404)	(3,785)	(15,560)	(3,558)	(3,108)
Total members' equity (deficit)	$310,850	$418,176	$299,353	$286,139	$344,746	$335,824
Total liabilities and members' equity (deficit)	$318,318	$429,270	$306,576	$293,663	$353,752	$344,222

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	310,850	418,176	299,353	286,139	344,746	335,824
Net adjustments to fair value	38,268	47,661	53,676	49,895	56,684	49,513
TOTAL NET ASSETS	$349,118	$465,838	$353,029	$336,035	$401,429	$385,337
NET ASSET VALUE PER INTEREST	$9.63	$9.27	$10.05	$9.76	$9.77	$9.81

[1] Estimated Balance Sheet as of May 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered "forward-looking statements."  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager's expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "will," "would" and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings "Summary – Summary Risk Factors" and "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of the parties' assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 28, 2026.

ARRIVED HOMES 4, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer